Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Value verification of Hydro and Statoil completed

Statoil (OSE: STL, NYSE: STO) and Hydro (OSE: NHY, NYSE: NHY) have completed a value verification process following the agreement between the companies’ boards of directors to merge Hydro’s oil and gas activities with Statoil.

The intention of the review has been to verify the information exchanged between the parties prior to the conclusion of the agreement.

In connection with the publicising of the merger on 18 December 2006, Statoil’s net interest-bearing debt was estimated to be NOK 14.3 billion at 31 December 2006. It is now expected that Statoil’s net interest-bearing debt will be NOK 24-25 billion at 31 December 2006. The main reason for this change is associated with fluctuations in the working capital. Reference should also be made to a separate announcement from Hydro relating to a write-down of assets in the Gulf of Mexico.

Based on an overall assessment of the above mentioned and other aspects, the parties agree to the following change in financial conditions for the merger: the net interest-bearing debt for Hydro’s oil and gas activities at 31 December 2006 is put at NOK 1 billion, and not zero, as when the agreement was announced.

Apart from the above, all terms and conditions of the merger agreement remain unchanged and are not conditional on any further value verification.

Further information from:

Media:
Ola Morten Aanestad, vice president media relations, +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Investor relations:
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950